SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2010
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: November 18, 2010

List of materials

Documents attached hereto:

i) Press release announcing Determination of Final Terms of Stock Acquisition Rights for the Purpose of Granting Stock Options

1-7-1 Konan, Minato-ku
Tokyo 108-0075 Japan
News & Information

                                      November 18, 2010

Determination of Final Terms of Stock Acquisition Rights
for the Purpose of Granting Stock Options

Sony Corporation (the “Corporation”) announced today that the final terms of stock acquisition rights (“Stock Acquisition Rights”) for the purpose of granting stock options, which issues were resolved at the meeting of its Board of Directors held on October 28, 2010, have been fixed as set forth below.

The Twentieth Series of Stock Acquisition Rights

1. Aggregate number of Stock Acquisition Rights:
8,026

2.	Persons to whom Stock Acquisition Rights will be allocated and number of Stock Acquisition Rights to be allocated:

	Number of persons
	(Number of Stock Acquisition Rights)
Directors of the Corporation	12	(216)
Corporate executive officers of the Corporation	5	(1,900)
Employees of the Corporation	178	(3,450)
Directors of subsidiaries of the Corporation	75	(1,141)
Employees of subsidiaries of the Corporation	114	(1,319)
	total: 384	(total: 8,026)

3. Payment in exchange for Stock Acquisition Rights:
Stock Acquisition Rights are issued without payment of any consideration to the Corporation.

4.	Class and number of shares to be issued or transferred upon exercise of Stock Acquisition Rights:
802,600 shares of common stock of the Corporation
The number of shares to be issued or transferred upon exercise of each Stock Acquisition Right shall be 100 shares.

5. Amount of assets to be contributed upon exercise of Stock Acquisition Rights:
294,500 yen per Stock Acquisition Right
(2,945 yen per share) (Exercise Price)

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The Twenty-first Series of Stock Acquisition Rights

1. Aggregate number of Stock Acquisition Rights:
15,320

2.	Persons to whom Stock Acquisition Rights will be allocated and number of Stock Acquisition Rights to be allocated:

	Number of persons
	(Number of Stock Acquisition Rights)
Corporate executive officers of the Corporation	3	(5,800)
Employees of the Corporation	1	(300)
Directors of subsidiaries of the Corporation	33	(2,276)
Employees of subsidiaries of the Corporation	625	(6,944)
	total: 662	(total: 15,320)

3. Payment in exchange for Stock Acquisition Rights:
Stock Acquisition Rights are issued without payment of any consideration to the Corporation.

4.	Class and number of shares to be issued or transferred upon exercise of Stock Acquisition Rights:
1,532,000 shares of common stock of the Corporation
The number of shares to be issued or transferred upon exercise of each Stock Acquisition Right shall be 100 shares.

5. Amount of assets to be contributed upon exercise of Stock Acquisition Rights:
3,548.00 U.S. dollars per Stock Acquisition Right
(35.48 U.S. dollars per share) (Exercise Price)

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